SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Auckland, New Zealand, 2010

July 6, 2023

Attorneys Robert Shapiro and Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.

Registration Statement on Form S-1

File No. 333-271831

Filed May 11, 2023

Dear Mr. Shapiro and Ms. Cvrkel:

In response to your letter dated June 7, 2023, the following information is hereby submitted on behalf of SSHT S&T Group Ltd. (the “Company”). Amendment No. 1 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff’s comments below in italicized text immediately before our response.

Registration Statement of Form S-1

Cover page

1.	Please identify that the company is an Emerging Growth Company (EGC) consistent with your disclosure elsewhere in the prospectus.

Response: We have updated the Registration Statement as requested.

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Nevada incorporated company with operations conducted by Shanghai Jieshi Management Consulting Co., Ltd, your subsidiary based in China, and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We have updated the Registration Statement as requested.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China, along with a cross-reference to the relevant risk factor. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have updated the Registration Statement as requested.

4.	Clearly disclose here how you will refer to the company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and that you do not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We have updated the Registration Statement throughout as follows:

-	SSHT S&T Group Ltd. is referred to as Company or SSHT.

-	Wahoo Holdings, Ltd. is referred to as WHL.

-	Shanghai Jieshi Management Consulting Co., Ltd. is referred to as SJMC.

-	We have removed references to “we” and “our” as appropriate.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between you, your subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: We have updated the Registration Statement as requested.

6.	Please amend your disclosure here and in the risk factors sections to state that, to the extent cash or assets in the business are in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross references to these other discussions.

Response: We have updated the Registration Statement as requested.

7.	Please revise here and in your Summary section to disclose, if true, that Mr. Zonghan Wu holds more than 50% of the Company’s voting power and will be able to control the management and affairs of your company and most matters requiring stockholder approval following the offering.

Response: We have updated the Registration Statement as requested.

Prospectus Summary, page 1

8.	Please include a summary of risk factors that discloses the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Provide a cross-reference to each relevant individual detailed risk factor.

Response: We have updated the Registration Statement as requested.

9.	Please revise here and in your Risk Factors to highlight your disclosure about the Company’s ability to continue as a going concern as you do on page 21. Please also disclose your current cash on hand, related-party loan and total current liabilities.

Response: We have updated the Registration Statement as requested.

10.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have updated the Registration Statement as requested.

11.	We note that the CSRC has recently announced regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Revise your disclosure to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.

Response: We have updated the Registration Statement as requested.

12.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and to U.S. investors. Provide cross-references to the consolidated financial statements.

Response: We have updated the Registration Statement as requested.

13.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response: We have updated the Registration Statement as requested.

Our Corporate History, page 1

14.	We note your diagram of the company’s corporate structure. Please revise to identify the person or entity that owns the equity in each depicted entity. Please revise to include the location of each entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries. Disclose the uncertainties regarding the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: We have updated the Registration Statement as requested.

Business Overview, page 2

15.	Please revise throughout to clarify that to date you have only had one client quoted on the OTC markets and have not yet had any clients list on other U.S. exchanges. Please also reconcile this with your disclosure on page 19 stating that you have entered into consulting agreements with two enterprises which were quoted on the OTC market in 2022. We note that as currently drafted the disclosure throughout suggests that you have numerous clients that you have helped with U.S. listings. For example, you state on page 6 that all of your former and current clients have chosen to go public in the U.S., and your consulting business has flourished. So that investors understand the current scope of your business, please disclose the number of current clients and provide a general indication of the services being offered to such clients.

Response: To date, the Company has assisted three companies in a going-public transaction. The Registration Statement has been updated to accurately and consistently reflect that information. We have also updated the Registration Statement to include the additional information the Commission has requested.

16.	Please reconcile your statement on page 2 that “[s]ince WFOE’s inception in 2019, the main focus of [y]our consulting business has been providing comprehensive going public consulting services designed to help small and medium-sized enterprises become public companies on suitable markets and exchanges” with your statement that you launched your consulting services in 2022. Explain the significance of including the WFOE’s inception date and how this relates to the focus of your business at that time. Please make conforming changes throughout the document to clarify whether references to your inception date is the same as the WFOE’s. Please also clearly state when in 2022 you began offering consulting services.

Response: WFOE (now referred to as SJMC) was incorporated in 2019. The Company acquired SJMC on December 8, 2022, at which point we (the Company) commenced offering consulting services through SJMC. The Registration Statement has been updated to remove references to SJMC’s date of incorporation.

Risk Factor

Risks Relating to Doing Business in China, page 5

17.	Please revise your risk factors to acknowledge that if the PRC government determines that your corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: We have updated the Registration Statement as requested.

18.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We have updated the Registration Statement as requested.

19.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have updated the Registration Statement as requested.

20.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We have updated the Registration Statement as requested.

Use of Proceeds, page 14

21.	Please ensure that your disclosure in this section reflects your business and your plans for proceeds of the offering. We note, for example, the reference to clinical trials and collaborations with third parties.

Response: We have updated the Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operation

Revenue, page 20

22.	Please revise to clarify the focus of your revenue generating operations prior to the acquisition of TIHL. In this regard, we note your disclosure that the acquisition resulted in “refocusing from being a provider of wireless data solutions to a provider of business advisory services.” However, on page 2 you indicate that “[s]ince [y]our inception until December 31, 2022, the close of [y]our last full fiscal year, [y]our revenue was mainly generated from [y]our going public consulting services.” Please clarify whether you were a provider of wireless data solutions immediately prior to your acquisition of TIHL. Refer to Item 303(b)(2) of Regulation S-K.

Response: We have updated the Registration Statement as requested.

Expense, page 21

23.	Please revise to provide an explanation for expense increase from December 31, 2021 to December 31, 2022. In this regard, we note that you reference the same year. Additionally, please discuss the material component(s) of your general and administrative expense which resulted in the increase.

Response: We have updated the Registration Statement as requested.

Involvement in Certain Legal Proceedings, page 23

24.	Please revise to cover a period of ten years with respect to the events covered in Item 401(f) of Regulation S-K.

Response: We have updated the Registration Statement as requested.

Certain Relationships and Related Transactions, and Director Independence, page 25

25.	Please revise this section to include the disclosure required by Item 404(d) of Regulation S-K. We note, for example, that you do not disclose the amounts due to related parties as disclosed on page F-13. As a related matter, please update your Certain Relationships and Related Party section so that it reflects the related party transactions as of the date of the document.

Response: We have updated the Registration Statement as requested.

Restricted Stock Awards to Certain Officers and Directors, page 25

26.	Please explain where the 34,500,000 shares of common stock issued to Haining Zhang or entities owned and controlled by Mr. Zhang during 2021 have been reflected in your consolidated statement of equity on page F-6 as this statement indicates only 31,500,000 common shares were issued during the period. Also, please explain where the 55,800,000 shares of common stock issued to SSHT International Holding Limited during 2022 for consulting services have been reflected in your consolidated statement of equity on page F-6 as your statement of cash flows on page F-7 indicates that the 68,500,000 shares issued during 2022 were issued for cash proceeds. Please advise or revise as appropriate. Also, please revise the notes to your financial statements to disclose the nature and significant terms of these related party transactions. Refer to the guidance in ASC 850- 10-50.

Response:

The Company issued 31,750,000 shares to entities owned and controlled by Mr. Zhang Haining during 2021. We have updated the Registration Statement accordingly.

We have updated our Consolidated Statement of Equity on page F-6 to more clearly reflect the issuance of (i) 55,800,000 shares to SSHT International Holdings Limited for advisory/consulting services; and (ii) 10,000,000 shares to acquire a 100% interest in WFL. Both share issuances have also been more clearly identified in our Statement of Cash Flows on page F-7.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

27.	Please disclose the principal conditions and events that give rise to management’s determination that there is substantial doubt about the company’s ability to continue as a going concern for at least twelve months from the date of issuance of the financial statements, and discuss management’s plans for alleviating this substantial doubt as disclosed on page 21. Refer to ASC 205-40-50.

Response: We have updated the Registration Statement as requested. Please see Note 2(a) Basis of Presentation.

Note 5. Acquisitions, page F-12

28.	Your disclosure in Note 5 indicates that you accounted for the acquisition of TIHL as a business combination under common control. Please revise to explain how the operations of this entity have been reflected in your consolidated financial statements for the periods presented. Also, given that the transaction was accounted for as a combination of entities under common control, please explain why the assets acquired were recognized at fair value (with resultant goodwill recognized) rather than at historical cost. Refer to the guidance in ASC 805-50-30-5 and 805-50-45.

Response: This transaction was treated as a business combination under common control. According to ASC 805-50-45, the financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. The group has prepared consolidated financial statements that adhere to the requirements of ASC 805-50-45 and has offset the impact of internal transactions on the consolidated statements.

When accounting for a transfer of assets or exchange of shares between entities under common control, the receiving entity should recognize the assets and liabilities transferred at the historical cost of the parent of the entities under common control in accordance with ASC 805-50-30-5.

The fair value of the Company on the merger date is close to its book value, and the Company recorded the acquired assets and liabilities using historical cost. We have revised the pertinent disclosures. Please refer to Note 5.

Note 9. Ordinary Shares, page F-13

29.	Please disclose the nature and terms of the transactions in which you issued 65,800,000 shares of common stock during the year ended December 31, 2022. Also, explain where the 10 million common shares issued for the acquisition of TIHL in December 2022 are presented in your statement of changes in shareholders’ equity (deficit) for the year ended December 31, 2022, and revise accordingly. Refer to ASC 505-10-50.

Response: We have updated the Registration Statement as requested. Please see Note 9 Ordinary Shares.

General

30.	Please add a line item to the registration statement cover page indicating that you are an emerging growth company and revise your disclosure on page 5 to clearly state your election under Section 107(b) of the Jumpstart Our Business Startups Act to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act. Please describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

Response: We have updated the Registration Statement as requested.

31.	Please revise to include all of the information required by Item 11 of Form S-1 including the information required by Item 101 of Regulation S-K (description of business), Item 403 of Regulation S-K (security ownership of certain beneficial owners and management), Item 402 (executive compensation) and Item 407 (corporate governance). If you believe that you are not required to provide specific disclosure listed in Item 11, provide an explanation in response to this comment detailing why such information need not be provided.

Response: We have updated the Registration Statement as requested.

32.	Please revise to disclose whether your sole director and executive officer, Zonghan Wu is located in the PRC or Hong Kong. If so, include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against Zonghan Wu.

Response: Mr. Wu is in New Zealand. We have updated the Registration Statement to reflect Mr. Wu’s location and have included risk disclosures regarding the difficulty of bringing potential actions and enforcing judgements or liabilities against him more clearly.

33.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company has not presented to potential investors any written communications at this time. The only written communication we intend to present upon effectiveness of the offering is the Registration Statement.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd.

/s/ Zonghan Wu
Zonghan Wu
CEO